EXHIBIT 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
The Descartes Systems Group Inc.

We consent to the use of:

•

our report dated March 2, 2022 on the consolidated financial statements of The Descartes Systems Group Inc. (the “Company”), which comprise the consolidated balance sheets as of January 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2022, and the related notes (collectively, the “consolidated financial statements”), and

•	our report dated March 2, 2022 on the effectiveness of the Company’s internal control over financial reporting as of January 31, 2022 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended January 31, 2022.

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 333-239754) on Form F-10/A and the Registration Statement (No. 333-255087) on Form S-8 of the Company.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
April 14, 2022
Toronto, Canada